SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 1)*
DHX Media Ltd.
(Name of Issuer)
Variable Voting Shares, without par value
(Title of Class of Securities)
252406608
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,998,780

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,998,780

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,998,780

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%*

12.	TYPE OF REPORTING PERSON

PN

* See Item 4(b).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,234,844

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,234,844

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,234,844

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%*

12.	TYPE OF REPORTING PERSON

PN

* See Item 4(b).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,601,651

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,601,651

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,601,651

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%*

12.	TYPE OF REPORTING PERSON

PN

* See Item 4(b).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,601,651

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,601,651

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,601,651

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%*

12.	TYPE OF REPORTING PERSON

CO

* See Item 4(b).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

111,002

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

111,002

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,002

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%*

12.	TYPE OF REPORTING PERSON

PN

* See Item 4(b).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

111,002

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

111,002

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,002

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%*

12.	TYPE OF REPORTING PERSON

CO

* See Item 4(b).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

14,946,277

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

14,946,277

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,946,277

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.0%*

12.	TYPE OF REPORTING PERSON

OO

* See Item 4(b).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

15,059,817

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

15,059,817

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,059,817

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.1%*

12.	TYPE OF REPORTING PERSON

PN

* See Item 4(b).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

15,059,817

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

15,059,817

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,059,817

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.1%*

12.	TYPE OF REPORTING PERSON

OO

* See Item 4(b).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

15,059,817

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

15,059,817

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,059,817

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.1%*

12.	TYPE OF REPORTING PERSON

IN

* See Item 4(b).

Item 1(a).	Name of Issuer:
DHX Media Ltd. ("Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
1478 Queen Street
Halifax, Nova Scotia
 Canada B3J 2H7
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):
•	Luxor Capital Partners, LP, a Delaware limited partnership (the "Onshore Fund");
•	Luxor Wavefront, LP, a Delaware limited partnership (the "Wavefront Fund");
•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the "Offshore Master Fund");
•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the "Offshore Feeder Fund");
•	Thebes Offshore Master Fund, LP, a Cayman Islands limited partnership (the "Thebes Master Fund");
•	Thebes Partners Offshore, Ltd., a Cayman Islands exempted company (the "Thebes Feeder Fund");
•	LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings");
•	Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group");
•	Luxor Management, LLC, a Delaware limited liability company ("Luxor Management"); and
•	Christian Leone, a United States citizen ("Mr. Leone").
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund. The Thebes Feeder Fund is the owner of a controlling interest, and together with a minority investor owns 100% of the interests, in the Thebes Master Fund. LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund.  Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Feeder Fund, the Offshore Master Fund, the Thebes Master Fund and the Thebes Feeder Fund (collectively, the "Funds") and to an account it separately manages (the "Separately Managed Account").  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  Mr. Leone is the managing member of LCG Holdings.
By virtue of these relationships, LCG Holdings may be deemed to have voting and dispositive power with respect to the Shares (as defined below) owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have voting and dispositive power with respect to the Shares beneficially owned by the Funds and the Separately Managed Account.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.
The principal business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Thebes Master Fund and the Thebes Feeder Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Item 2(c).	Citizenship:
Mr. Leone is a citizen of the United States.
Each of Luxor Management and LCG Holdings is a limited liability company formed under the laws of the State of Delaware.
Each of the Onshore Fund, the Wavefront Fund and Luxor Capital Group is a limited partnership formed under the laws of the State of Delaware.
Each of the Offshore Feeder Fund and the Thebes Feeder Fund is a company formed under the laws of the Cayman Islands.
Each of the Offshore Master Fund and the Thebes Master Fund is a limited partnership formed under the laws of the Cayman Islands.
Item 2(d).	Title of Class of Securities:
Variable Voting Shares, without par value (the "Shares")
Item 2(e).	CUSIP Number:
252406608
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
(a)	Amount beneficially owned:
As of the close of business on December 31, 2015,
(i)	The Onshore Fund beneficially owned 6,998,780 Shares;

(ii)	The Wavefront Fund beneficially owned 1,234,844 Shares;

(iii)
The Offshore Master Fund beneficially owned 6,601,651 Shares. The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the Shares beneficially owned by the Offshore Master Fund;

(iv)
The Thebes Master Fund beneficially owned 111,002 Shares. The Thebes Feeder Fund, as the owner of a controlling interest in the Thebes Master Fund, may be deemed to have beneficially owned the Shares beneficially owned by the Thebes Master Fund;

(v)
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Thebes Master Fund may be deemed to have beneficially owned the 14,946,277 Shares beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Thebes Master Fund;

(vi)
Luxor Capital Group, as the investment manager of the Funds and the Separately Managed Account, may be deemed to have beneficially owned 15,059,817 Shares, including the 14,946,277 Shares beneficially owned by the Funds and 113,540 Shares held in the Separately Managed Account;

(vii)	Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 15,059,817 Shares beneficially owned by Luxor Capital Group; and

(viii)	Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 15,059,817 Shares beneficially owned by Luxor Management.
(b)	Percent of Class:
The aggregate percentage of Shares reported owned by each person named herein is based upon an aggregate of 124,407,349 Shares and Common Voting Shares, which is the sum of 41,238,846 Shares and 83,168,503 Common Shares issued and outstanding as of November 10, 2015, as reported in the Issuer's Notice and Management Information Circular for the Annual and Special Meeting of Shareholders attached as Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission ("SEC") on November 19, 2015. The percentages reported herein reflect the treatment of the Issuer's Common Voting Shares and Variable Voting Shares as a single class of securities as the Common Voting Shares and Variable Voting Shares have substantially similar rights and privileges. Because the Common Voting Shares and Variable Voting Shares may automatically convert into the other class depending on the status of the holder thereof, it is not possible for the Reporting Persons to know on any given day the number of Variable Voting Shares outstanding.

As of the close of business on December 31, 2015,
(i)	The Onshore Fund beneficially owned approximately 5.6% of the outstanding Shares;

(ii)	The Wavefront Fund beneficially owned 1.0% of the outstanding Shares;

(iii)
The Offshore Master Fund beneficially owned approximately 5.3% of the outstanding Shares and the Offshore Feeder Fund may be deemed to have beneficially owned approximately 5.3% of the outstanding Shares;

(iv)	The Thebes Master Fund beneficially owned less than 1% of the outstanding Shares and the Thebes Feeder Fund may be deemed to have beneficially owned less than 1% of the outstanding Shares;

(v)	LCG Holdings may be deemed to have beneficially owned approximately 12.0% of the outstanding Shares; and

(vi)	Each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have beneficially owned approximately 12.1% of the outstanding Shares.
(c)	Number of shares as to which such person has:
(i)            Sole power to vote or to direct the vote of Shares:
See Cover Pages Items 5-9.
(ii)            Shared power to vote or to direct the vote of Shares:
See Cover Pages Items 5-9.
(iii)            Sole power to dispose or to direct the disposition of Shares:
See Cover Pages Items 5-9.
(iv)            Shared power to dispose or to direct the disposition of Shares:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A of the Schedule 13G filed with the Securities and Exchange Commission on November 20, 2015.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 16, 2016
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC, as General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC, as General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC, as General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP, as investment manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC, as General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP, as investment manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC, as General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone